UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549

April 30, 2010

Dear Ms. Reilly:

RE: Cord Blood America Inc.
Form S-1, Amendment 1, filed April 9,2010. File No.: 333-164844

We have reviewed your comments to our registration statement filed with the Commission on April 9, 2010.  We have prepared the following responses to your comments and have amended our registration statement accordingly.
Please find our responses underneath each of the comments that you provided to us in your correspondence dated April 23, 2010.

Financial Statements
  Please file an amendment to the Form S-1 to include the auditor's consent.
  RESPONSE: We have updated our financial statements to include the auditor's consent

Please call me at 702-914-7250 with any questions regarding the attached responses.

Sincerely,

Matthew L. Schissler
Chairman & CEO, Cord Blood America, Inc.